March 10, 2016

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Lulu Cheng

Re:	World Financial Network Credit Card Master Note Trust
File No. 333-208463

Ladies and Gentlemen:

On behalf of WFN Credit Company, LLC (the “depositor” or the “registrant”), and in response to the letter dated March 8, 2016 from the Securities and Exchange Commission (the “Commission”) to Michael Blackham, we submit the following response.

Numbered paragraph 1 below sets forth your comment in italicized text together with our response. The headings correspond to the headings in your letter. Page references in our response are references to the page numbers in the clean version of the form of prospectus filed in connection with Amendment No. 1 to Form SF-3, which was filed by the depositor with the Commission on February 25, 2016.

Form of Prospectus

Static Pool Information, page 96

1.	We note your response to our prior comment 20 and reissue. It is not clear why a comparison with the delinquency experience for the master trusts provides the appropriate disclosure for a revolving asset master trust. At a minimum, please include a description of how the static pool information required by Item 1105 differs from the information provided about the asset pool.

As discussed, we confirm that the static pool information provided in the form of prospectus will be with respect to the assets owned by the master trusts rather than prior securitized pools of the sponsor. We note that under the heading “Static Pool Information” on page 96 of the form of prospectus, we disclose that the static pool information is with respect to “the performance of the receivables in the trust portfolio…”. We believe this disclosure complies with the requirements of Item 1105 for revolving asset master trusts as set forth in Item 1105(b).

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at (312) 701-7132 with any questions.

Sincerely,

/s/ Julie Gillespie

Julie Gillespie
Mayer Brown LLP